China Power Equipment, Inc.

Room 602, 6/F, Block B, Science & Technology Park of Xi Dian University,
No. 168 Kechuang Road, Hi-tech Industrial Development Zone
Xi’an, Shaanxi, China 710065

CORRESPONDENCE

November 8, 2010

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Brian Cascio, Accounting Branch Chief
Division of Corporation Finance

Re:	China Power Equipment, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 30, 2010
File No. 333-147349

Ladies and Gentlemen:

Reference is made to the staff’s correspondence of October 7, 2010 to China Power Equipment, Inc. (the “Company”), relating to the subject form 10-K (the “Comment Letter”). On behalf of the Company, we have the following responses to the staff’s comments:

1.
We see that revenues increased substantially from 2008 to 2009. Please revise future filings to quantify the impact, if any, of unit price increases on revenues. In this regards, we see that the price of raw materials increased during 2009.

RESPONSE

To quantify the impact of unit price change on revenues, the Company will provide period-over-period percentage change on the unit price in future filings including the 10Q for the third quarter of 2010.

2.	Please revise future filings to quantify the impact of the increase in the price of amorphous alloy strip on cost of goods sold.

Mr. Brian Cascio
November 8, 2010
Page of 2 of 7

RESPONSE

To quantify the impact of the change in the price of amorphous alloy strip on cost of goods sold, the Company will provide period-over-period percentage change on the price of amorphous alloy strip in future filings including the 10Q for the third quarter of 2010.

3.	In future filings, when you list multiple factors that contribute to the increase in selling, general and administrative expense, please quantify the impact of each item.

RESPONSE

The Company will quantify the impact of each factor that contributes to the increase in selling, general and administrative expense in future filings including the 10Q for the third quarter of 2010.

4.
We see that you continue to invest in construction in progress for the construction of a new plant. Please revise future filings to disclose material commitments for capital expenditures as of the end of the latest fiscal period, and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments. Refer to Item 303(A) of Regulation S-K.

RESPONSE

In future filings including the 10Q for the third quarter of 2010, the Company will disclose material commitments for capital expenditures as of the end of the latest fiscal period, and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments.

5.
We see you present inventory in a caption titled “Inventory, net”. We also see on page F-7 your discussion of inventory “reserves” for excess and unusable inventories. Please note that under SAB Topic 5BB, write-down of inventory to the lower of cost or market at the close of a fiscal period creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances. Please revise future filings to clarify your accounting policy.

RESPONSE

The Company only made a very small inventory valuation allowance in 2007, the caption “Inventory, net” has been carried over since then.  In future filings including the 10Q for the third quarter of 2010, the word “net” will be removed from caption to correctly reflect current presentation that there is no inventory valuation allowance.  The Company will also revise the accounting policy for inventory as follows in future filings.

Mr. Brian Cascio
November 8, 2010
Page of 3 of 7

“Inventories are stated at the lower of cost (first-in, first-out method) or market value. Cost has been determined using the first-in, first-out method. Inventory quantities on-hand is regularly reviewed, and where necessary, reserves for excess and unusable inventories are recorded.  Once the inventories are written-down to the lower of cost or market, the new inventory cost basis cannot subsequently be marked up based on changes in underlying facts and circumstances.”

6.
We note that you currently present compensation expense associated with stock options as a separate line item on the face of the income statement. Consistent with the guidance in SAB Topic 14-F, please revise the statement in future filings to present the stock-based compensation in the same line or lines as cash compensation paid to the same employees. As indicated in that guidance, you may present the amounts related to stock based compensation in the footnotes to the financial statements or within MD&A.

RESPONSE

In future filings including the 10Q for the third quarter of 2010, the stock-based compensation will be included in selling, general and administrative expense where the cash compensation paid to the same employees is included.  And the amounts related to stock based compensation will be presented in the footnote “Stockholders’ Equity” to the financial statements.

7.
We see your disclosure that you provide a one-year warranty for transformer sales.  Please reconcile this disclosure with the statement on page 17 that you provide a six-month warranty for transformer sales.  In addition, please tell us how you have accessed the need to accrue for potential warranty.  In this regard, we see that sales have significantly increased over the past year.

RESPONSE

The Company provides a one-year warranty for transformer sales; we will correct the “six-month warranty” wording in the future filings.  The Company assessed the need to accrue for potential warranty based on the historical actual warranty claim which was practically zero.  Despite the significant sale increase over the past year, the Company did not expect increase in warranty claim as all problems usually is solved during the testing and qualifying period after the product is delivered to customer.  Any cost incurred during the testing and qualifying period is recorded as cost of good sold, therefore, subsequent warranty claim is not expected to happen.

8.
Please also revise future filings to disclose any post-shipment obligations. In this regard, discuss any return policies, warranties, credits and discounts, rebates, price protection or similar privileges and how these impact revenue recognition.

Mr. Brian Cascio
November 8, 2010
Page of 4 of 7

RESPONSE

The Company will revise “Revenue Recognition” policy to add the following language in future filings including the 10Q for the third quarter of 2010.

“For transformer core, the customers can make return or exchange within 10 days after receiving the goods.

For transformer, there’s no specific return or exchange policy because in the transformer industry, transformer is purchased according to careful project design and planning, thus return or exchange rarely happens. As most of the product problem, if any, is fixed during the testing and qualifying period, the Company has had no historical warranty claim, thus no anticipated warranty liability is accrued.”

9.	Please note for future filings that it is no longer necessary to refer to pre-codification GAAP references.

RESPONSE

In future filings including the 10Q for the third quarter of 2010, the Company will remove all references to pre-codification GAAP references.

10.	In future filings, please disclose the date you performed your impairment analysis on the contract rights deposit.

RESPONSE

In future filings including the 10Q for the third quarter of 2010, the Company will disclose the date as of which the impairment analysis on the contract rights deposit has been performed.

11.
We see you issued Series B convertible preferred stock with common stock warrants in December 2009.  Please show us how you have applied the accounting in FASB ASC 470-20-25 in allocating the proceeds between the convertible preferred stock, the beneficial conversion feature and warrants.

RESPONSE

The following tables present the allocation of proceeds between the convertible preferred stock, beneficial conversion feature and warrants at 11/30/09 in accordance with ASC 470-20-25.

Mr. Brian Cascio
November 8, 2010
Page of 5 of 7

Allocation of proceeds between convertible preferred stock and warrants at 11/30/09

	Warrants for convertible preferred stock	convertible preferred stock	Total

Issue Date	11/30/09
Standard Deviation (s)	1.05263
Variance (s 2)	1.10803
Time to expiration (in years) (T)	3.00
Risk-free interest rate (annual) (r)	0.60%
Current stock price (S0)	$3.20	$3.20
Exercise price (X)	$2.40
Dividend Yield	0.00%

Black-Scholes Call Value	$2.2127

number of warrants/shares	1,000,000	4,166,667
fair value	$2,212,736	$13,333,334	$15,546,070
Proceeds allocation	$711,671	$4,288,329	$5,000,000

Value of BCF of convertible preferred stock at 11/30/09

Total proceeds	$5,000,000
Less : proceeds allocated to warrants	$711,671
Proceeds allocated to convertible preferred stock	$4,288,329
Number of shares to be issued upon conversion of preferred stock	4,166,667
Effective conversion price of preferred stock (4,288,329/4,166,667)	$1.0292
Market value of common stock	$3.20

Intrinsic value per share (3.20-1.0292)	$2.1708

Value of Beneficial conversion (Deemed dividend) (2.1708x4,166,667)	$9,045,005

12.
Please tell us how you have applied the guidance in FASB ASC 815-40 in evaluating whether any of the features of your preferred stock are embedded derivatives that you should separate from the debt host, record as liabilities and account for at fair value under FASB ASC 815-15.  Also, please tell us how you considered whether the warrants should be classified as liabilities.  Please provide a separate analysis for the warrants and the conversion option and features.  Refer to FASB ASC 815.

Mr. Brian Cascio
November 8, 2010
Page of 6 of 7

RESPONSE

As the conversion option is to convert the preferred stock into the equity of the Company at an established conversion rate and the terms of the conversion require that the Company delivers shares of stock to the investors, the conversion option is indexed to the issuer’s own stock and a separate instrument with the same term would be classified in stockholders’ equity in the statement of financial position.  Therefore, the conversion option is not considered to be derivative instrument for the Company under paragraph 815-10-15-74(a) and should not be separated from the host contract and recorded as liability.

The settlement options for the warrants are either physical settlement, in which the party designated in the contract as the buyer delivers the full stated amount of cash to the seller, and the seller delivers the full stated number of shares to the buyer, or net share settlement, in which the party with a loss delivers to the party with a gain shares with a current fair value equal to the gain. Consequently, the Company accounted for the warrants as permanent equity. The Company compared the terms of the warrants to paragraphs 815-40-25-7 through 25-35 and 815-40-55-2 through 55-6 to ensure that there was no requirement for an asset/liability classification. Such comparison is outlined below in paragraph by paragraph format using the numbered paragraphs of 815-40.

815-40-25-7, The warrants contain no provision that could require net-cash settlement.
815-40-25-8, Net-cash settlement is not provided for under any circumstance.
815-40-25-9, The warrants contain no provision that could trigger cash settlement.
815-40-25-10, The warrants contain no provision that could require net-cash settlement and meet all the conditions required to be classified as equity.
815-40-25-11 through 25-16, The warrants do not require settlement in registered shares.
815-40-25-17, The fair value of unregistered shares will be determined by obtaining market quotations, so an unrealistic value that would compel net cash settlement is impossible.
815-40-25-18, There is no uneconomic settlement alternatives.
815-40-25-19 through 25-24, The Company believes that sufficient authorized and unissued common shares are available for issuance upon exercise of the warrants.
815-40-25-26 through 25-28, There is an explicit limit on the number of shares to be delivered upon exercise of the warrants.
815-40-25-29, The contract has no provision for net-cash settlement.
815-40-25-30, The contract has no “top-off” or “make-whole” provisions.
815-40-25-31 through 25-34, The warrants grant no creditor rights to the holder in the event of bankruptcy.
815-40-25-35, The warrants do not require the posting of collateral.
815-40-55-2 through 55-5, Net-cash settlement is not provided for under any circumstance.
815-40-55-6, The contract does not address “nationalization”.

It is the Company’s opinion that the warrants issued to investors clearly and conclusively qualify for permanent equity treatment. The amounts received by the Company from the sale of the warrants has not been separated from that received from the sale of preferred stock in the private placement, but has been appropriately included in permanent equity in accordance with the guidance found in 815-40.

Mr. Brian Cascio
November 8, 2010
Page of 7 of 7

13.
Please revise future filings to disclose as of the latest balance sheet date presented, the total compensation cost related to nonvested awards not yet recognized and the weighed-average period over which it is expected to be recognized. Refer to FASB ASC 718-10-50-2(i).

RESPONSE

In future filings including the 10Q for the third quarter of 2010, the Company will disclose as of the latest balance sheet date presented, the total compensation cost related to nonvested awards not yet recognized and the weighed-average period over which it is expected to be recognized.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Elaine Zhao
Elaine Zhao